[D.R. HORTON, INC. LETTERHEAD]
March 3, 2009
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: John Hartz, Senior Assistant Chief Accountant

Re:	D.R. Horton, Inc. Form 10-K for Fiscal Year Ended September 30, 2008 File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated January 22, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response: Where additional disclosures or other revisions have been requested, we have indicated in our response what the revisions, if any, will look like. In response to certain of the Staff’s comments, we expanded the disclosures in our quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on February 6, 2009, and have included those disclosures in our response. Similar disclosures will be included in future filings on Form 10-K and Form 10-Q, as appropriate.

Securities and Exchange Commission
March 3, 2009

Management’s Discussion and Analysis, page 23
2.	We note your discussion of the challenges faced in the homebuilding industry and the impact on your fiscal 2008 results. In a similar manner to the quantitative disclosures you provided related to your inventory, we urge you to continue to find ways to provide additional quantitative disclosures to convey to investors the current and ongoing risks related to the recoverability of your other homebuilding assets and financial services assets as well as the risk that additional charges may need to be recorded. We urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.
Response: In response to the Staff’s comment, we provided additional disclosures in our Form 10-Q for the quarter ended December 31, 2008 to specifically discuss our most significant non-cash assets, which collectively comprised 95% of our total non-cash assets at December 31, 2008. Our revised disclosures reflect fully the results and outlook for our asset recoverability tests in all material respects based on information gathered and analyzed by us for such purposes. This disclosure was presented in the fourth paragraph of the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) (page 31) and reads as follows:
     Due to the challenging market conditions discussed above, we have continued to evaluate our homebuilding and financial services assets for recoverability in accordance with the appropriate accounting standards. Our most significant assets, excluding cash, and those whose recoverability are most impacted by industry conditions include inventory, earnest money deposits and pre-acquisition costs related to land and lot option contracts, tax assets, both on amounts reflected as deferred and as a receivable, and owned mortgage loans, which collectively comprise 95% of our total non-cash assets. Our evaluations reflected our expectation of continued and increasing challenges in the homebuilding industry, and our belief that these challenging conditions will persist for some time. Based on our evaluations, we recorded inventory impairment charges of $55.1 million, wrote-off earnest money deposits and pre-acquisition costs related to land and lot option contracts we no longer plan to pursue of $1.1 million, and recorded expense of $3.5 million associated with limited recourse provisions on previously sold mortgage

Securities and Exchange Commission
March 3, 2009

loans during the three months ended December 31, 2008. While these impairment charges and write-offs were less than the amounts recorded during fiscal 2008, continued weakness in market conditions will require us to continually evaluate whether further impairment charges, valuation adjustments or write-offs are necessary on these assets in the coming quarters. Additional discussion of these evaluations and charges is presented below.
Additionally, we enhanced our discussion regarding our inventory impairment analysis to provide more detail of factors that could lead to changes in our estimates of undiscounted future cash flows for a given community. This discussion was placed within the sixth paragraph of the “Home Sales Revenue and Gross Profit” section of the MD&A (page 39) and reads as follows:
     There are several factors which could lead to changes in the estimates of undiscounted future cash flows for a given community. The most significant of these include pricing and incentive levels actually realized by the community, the rate at which the homes are sold and the costs incurred to construct the homes. The pricing and incentive levels are often inter-related with sales pace within a community such that a price reduction can be expected to increase the sales pace. Further, both of these factors are heavily influenced by the competitive pressures facing a given community from both new homes and existing homes which may result from foreclosures.
We also discussed the increase in the discount rates used in our December 31, 2008 inventory impairment analysis from the previous quarter and quantified the effect of the increase on the impairment charges recorded during the quarter. The following information was placed within the fifth paragraph of the “Home Sales Revenue and Gross Profit” section of the MD&A (page 38-39), as well as in Note B (page 7):
     In performing our quarterly inventory impairment analysis, we increased the discount rates utilized in our estimated discounted cash flow analyses used for valuation purposes of communities determined to be impaired from a range of 13% to 17%, to a range of 15% to 19%, which reflects our estimate of the increasing level of market risk present in the homebuilding and related mortgage lending industries. The increase in the discount rates increased the inventory impairment charge by $2.9 million.
We also expanded our disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to provide the number of communities tested for impairment, the number of communities impaired and the total number of communities, as requested by the Staff and indicated in our response to question #4.
With regard to our inventory impairment testing and related estimated cash flows, many of the assumptions used in the preparation of our estimated cash flows are interrelated but a change in one assumption may have varying effects on different communities depending on the unique characteristics of each of our individual communities. For example, in some communities, a decrease in the average selling prices of homes to be closed may result in higher sales

Securities and Exchange Commission
March 3, 2009

absorptions, but the rate of increase in the absorption pace could vary considerably in other communities depending on local market factors. Additionally, there could be instances where a decrease in the average selling price is necessary in order to maintain the current sales pace. Therefore, the application of a sensitivity factor to the variables within our impairment analysis would result in multiple scenarios for each variable. We believe the impact of these interrelationships combined with the large volume of communities we own would make providing a quantitative sensitivity analysis for a change in various significant assumptions extremely difficult, and the analysis would be unreliable because of the many applications of the assumptions and their complex interrelationships. Additionally, we believe these scenarios would be too numerous to provide an investor with meaningful information and would likely be confusing. We believe that our disclosures provide investors with sufficient information regarding the assumptions management uses in our inventory impairment review analysis, and provide practical, quantitative information to investors regarding the risks of potential future impairments.
Additionally, we expanded our disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to provide more detailed information regarding the loss reserves for mortgage loans, as indicated in our responses to questions #3 and #10.

Securities and Exchange Commission
March 3, 2009

3.	Through your financial services operations, you provide mortgage financing and title agency services to homebuyers in many of your homebuilding markets. Please expand your disclosures to address the risks and exposures related to these mortgage financing products, including risks associated with being able to resell these loans. Specifically, you should disclose whether you originate any sub-prime, Alt-A, or other non-prime loans. If so, please disclose your definition and description of each of these types of loans as well as your underwriting and risk management policies related to these loans. You should also consider quantifying your exposure to each of these types of loans.
Response: In response to the Staff’s comment, we expanded our disclosures in our Form 10-Q for the quarter ended December 31, 2008 to address the types of mortgage financing products originated and sold by our mortgage company. We have not originated Alt-A, subprime or other non-prime loans (Agency-ineligible loans) since June 2007, and our limited exposure on account of past loans is addressed by our loss reserve. This information was provided in the “Mortgage Loan Activity” discussion in the “Results of Operations – Financial Services” section of the MD&A (page 43) as shown in the first paragraph below and in Note G (page 13) as shown in the second paragraph below.
     Consistent with fiscal 2008, originations during the first quarter of fiscal 2009 continued to predominantly be eligible for sale to FNMA, FHLMC, or GNMA (“Agency-eligible”). For the period ended December 31, 2008, over 99% of DHI Mortgage production and 98% of mortgage loans held for sale on December 31, 2008 were Agency-eligible. Other mortgage loans consist primarily of repurchased loans originated between fiscal years 2005 through 2007. As of December 31, 2008, 79% of other mortgage loans were Alt-A, subprime or non-prime loans. In June 2007, DHI Mortgage stopped originating these types of Agency-ineligible loans.
     Based on historical performance and current housing and credit market conditions, the Company has estimated and recorded a total loss reserve of $29.8 million and $30.5 million at December 31, 2008 and September 30, 2008, respectively. These reserves are for estimated losses on other mortgage loans, real estate owned and loans to be repurchased in the future due to the limited recourse provisions. Other mortgage loans, subject to nonrecurring fair value measurement, totaled $54.5 million at December 31, 2008, and had corresponding loss reserves of $17.9 million. Remaining loss reserves at December 31, 2008 included $4.0 million for real estate owned and a $7.9 million liability for loans anticipated to be repurchased in the future due to the limited recourse provisions. It is possible that future losses may exceed the amount of reserves and, if so, additional charges will be required.

Securities and Exchange Commission
March 3, 2009

4.	You provide key operating and financial data for your homebuilding operations by reporting segment. Please consider providing the following additional disclosures:
(a)	The dollar amount of contract cancellations by segment for each period presented; and

(b)	The number of communities tested for impairment during each period presented, the number of communities you determined to be impaired during each period presented, and the total number of communities which exist at the end of each period presented.
Response (a): In response to the Staff’s comment, we expanded the disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to show cancelled sales orders by reporting segment (in both units and dollars). This additional data was provided in a table entitled “Sales Order Cancellations” as shown below, and was presented following the “Net Sales Orders” table in the “Results of Operations – Homebuilding” section of the MD&A (page 33). Please note, the new table includes sales order cancellation rates by reporting segment, which were previously presented in the “Net Sales Orders” table.

	Sales Order Cancellations
	Three Months Ended December 31,
					Sales Order
	Cancelled Sales Orders		Value (In millions)		Cancellation Rate
	2008	2007	2008	2007	2008	2007
East	109	271	$28.7	$67.6	30%	44%
Midwest	83	128	23.2	41.5	33%	30%
Southeast	299	515	59.5	133.2	34%	47%
South Central	672	935	112.6	161.5	41%	37%
Southwest	227	999	45.9	222.1	39%	58%
West	293	550	94.4	210.8	40%	44%

	1,683	3,398	$364.3	$836.7	38%	44%

Response (b): We also expanded the disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to provide the number of communities tested for impairment, the number of communities impaired and the total number of communities, as requested by the Staff. The additional data was included in the table entitled “Carrying Values of Potentially Impaired and Impaired Communities” as shown below, and was presented following the “Inventory Impairments and Land Option Cost Write-offs” table in the “Results of Operations – Homebuilding” section of the MD&A (page 35).

Securities and Exchange Commission
March 3, 2009

	Carrying Values of Potentially Impaired and Impaired Communities
	December 31, 2008
		Inventory with
		Impairment Indicators		Impaired Communities
					Inventory
	Total				Carrying Value
	Number of	Number of	Carrying	Number of	Prior to
	Communities (1)	Communities (1)	Value	Communities (1)	Impairment	Fair Value
			(Values in millions)
East	100	25	$211.9	4	$19.4	$15.3
Midwest	58	16	184.8	7	25.8	22.0
Southeast	171	41	237.8	7	24.3	20.5
South Central	234	41	173.4	—	—	—
Southwest	78	9	65.2	1	8.8	6.9
West	171	64	499.9	21	133.6	92.1

	812	196	$1,373.0	40	$211.9	$156.8

	September 30, 2008
		Inventory with
		Impairment Indicators		Impaired Communities
					Inventory
	Total				Carrying Value
	Number of	Number of	Carrying	Number of	Prior to
	Communities (1)	Communities (1)	Value	Communities (1)	Impairment	Fair Value
			(Values in millions)
East	105	46	$436.9	19	$163.8	$79.0
Midwest	62	20	204.8	9	93.6	58.4
Southeast	176	78	485.5	37	241.7	153.7
South Central	241	57	207.1	15	38.1	30.5
Southwest	79	25	237.1	15	158.7	105.7
West	178	80	614.8	32	271.9	175.8

	841	306	$2,186.2	127	$967.8	$603.1

(1)	A community may consist of land held for development, residential land and lots developed and under development, and construction in progress and finished homes. A particular community often includes inventory in more than one category. Further, a community may contain multiple parcels with varying product types (e.g. entry level and move-up single family detached, as well as attached product types).

Securities and Exchange Commission
March 3, 2009

Overview of Current Capital Resources and Liquidity, page 48
5.	We remind you that Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding and mortgage finance industry which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. Your disclosures should address the 41% decrease in homebuilding revenues in the year ended September 30, 2008 compared to the year ended September 30, 2007.
Response: In response to the Staff’s comment, in our Form 10-Q for the quarter ended December 31, 2008 we expanded our discussion regarding the current and potential future impact of market conditions on our liquidity. The following disclosures were presented in the first and fourth paragraphs of the “Capital Resources and Liquidity” section of the MD&A (page 45) where we provided additional insight regarding our cash flow strategy and the expected sources of our future cash needs.
     We have historically funded our homebuilding and financial services operations with cash flows from operating activities, borrowings under our bank credit facilities and the issuance of new debt securities. In light of the challenging homebuilding market conditions experienced over the past few years, which are continuing as reflected in our 47% decline in consolidated revenues during the three months ended December 31, 2008 as compared to the prior year, we have been operating with a primary focus to generate cash flows through reductions in assets. The generation of cash flow has allowed us to reduce debt and increase our cash balances without incurring new debt. We intend to continue these actions in the near term to maintain adequate liquidity and balance sheet strength.
     We believe that we will be able to fund our short-term working capital needs for our homebuilding and financial services operations, as well as our debt obligations, through existing cash resources and the cash flows from operations we expect to generate in the near term. Although we do not currently anticipate a need to borrow from our revolving credit facility in the near term, we are currently exploring alternatives with regard to the facility, which could potentially include an amendment to the current agreement. While expected financing needs of our financial services operations are also reduced from historical levels, we are also exploring alternatives with regard to renewal or replacement of the mortgage repurchase facility that is currently used to finance mortgage originations. For the longer term, in addition to utilizing existing cash resources and cash flows generated from operations in the future, we expect to fund our operations through renewed, amended or replacement credit facilities and, if needed, the issuance of new securities through the public capital markets, subject to market conditions.

Securities and Exchange Commission
March 3, 2009

6.	The disclosures in Note E indicate that the 5% senior notes in the principal amount of $200 million are due on January 15, 2009 and the 8% senior notes in the principal amount of $349.7 million are due on February 1, 2009. In addition, the mortgage repurchase facility, for which you had an outstanding obligation of $203.5 million at September 30, 2008, matures on March 26, 2009. Please tell us the current status of your borrowings, including if you have been able to refinance any of your debt amounts. Your response should specifically address the 5% senior notes, 8% senior notes, mortgage repurchase facility as well as any other debt agreements to which there have been significant developments subsequent to September 30, 2008. We remind you to maintain current disclosures regarding the status of your borrowings, including a discussion of material changes related to your borrowings.
Response: As of February 27, 2009, we had no cash borrowings under the homebuilding revolving credit facility and $62.9 million of letters of credit outstanding under this facility. In addition, we had $44.8 million outstanding under the mortgage repurchase facility. We believe that we will be able to fund our short-term working capital needs and debt obligations through existing cash resources and the cash flows from operations we expect to generate in the near term.
With regard to the homebuilding revolving credit facility, we provided disclosures in our Form 10-Q for the quarter ended December 31, 2008 and addressed the decline in the margin by which we have complied with the tangible net worth covenant. We also stated our intent to seek an amendment to modify the covenant provisions before our tangible net worth declines below the minimum required level, which may occur if our operating results and inventory impairments continue at levels experienced in recent fiscal quarters. These disclosures were included in the “Homebuilding Capital Resources” section of the MD&A (page 48). We continue to evaluate alternatives related to our homebuilding revolving credit facility in the event we expect our tangible net worth to decline below the minimum required level. We currently believe no amendment to the facility will be entered into or be necessary during the quarter ending March 31, 2009. We have no current intention or need to borrow under the homebuilding revolving credit facility in the near term.
With regard to the mortgage repurchase facility, we disclosed in our Form 10-Q for the quarter ended December 31, 2008, the status of the mortgage repurchase facility which expires March 26, 2009. As discussed, the margin by which we have complied with the minimum net income covenant has declined and we are currently exploring alternatives with regard to this facility, which include ongoing discussions with lenders to renew or replace the facility. We also expressed our expectation that a new or renewed facility will be more expensive and have a reduced capacity. These disclosures were included in Note D to our financial statements (page 11) and in the “Financial Services Capital Resources” section of the MD&A (page 49). We believe we are nearing completion of an amendment to renew or replace this facility prior to its maturity; however, negotiations are ongoing at this time.

Securities and Exchange Commission
March 3, 2009

We disclosed in our Form 10-Q for the quarter ended December 31, 2008, during January and February 2009, we repaid the $155.2 million principal amount of the 5% senior notes and the $304.3 million principal amount of the 8% senior notes which were due on January 15, 2009 and February 1, 2009, respectively. These disclosures were included in Note D to our financial statements (page 10) and in the “Homebuilding Capital Resources” section of the MD&A (page 48). We also disclosed that these repayments were made from our cash balances on hand in the MD&A (page 48).
We note the Staff’s reminder to maintain current disclosures regarding the status of our borrowings and material changes related to such. We provided such disclosures in our Form 10-K for the year ended September 30, 2008 and in our Form 10-Q for the quarter ended December 31, 2008.
7.	You disclose that further lowering of your debt ratings could make accessing the public capital markets more difficult and expensive. You also note that the recent volatility in the credit markets and losses sustained by many banks will likely make renewing the mortgage repurchase facility more challenging and more expensive. Please consider how to provide a quantitative discussion regarding the additional expense that could be incurred in refinancing or obtaining additional borrowings. For example, you could disclose your historical borrowing rate and the expected borrowing rate associated with future borrowings or refinancing arrangements.
Response: In our Form 10-Q for the quarter ended December 31, 2008 (page 45), we discussed our belief that we will be able to fund our short-term working capital needs for our homebuilding and financial services operations, as well as our debt obligations, through existing cash resources and the cash flows from operations we expect to generate in the near term. Consequently, we do not intend to use our homebuilding revolving credit facility or the public capital markets as a source of cash in the near term. Additionally, due to the tightening in lending and the current instability in the public capital markets, we believe the cost of accessing these markets would be difficult to estimate.
Also, in response to the Staff’s comment, in our Form 10-Q for the quarter ended December 31, 2008, we expanded our discussion regarding a potential amendment to the revolving credit facility and the future expected borrowing costs. The following discussion was included within the fourth paragraph of the “Homebuilding Capital Resources” section of the MD&A (page 46):
     Based on our current cash balance and expectations for cash flows, we currently do not anticipate a need to borrow from our revolving credit facility in the near term; however, we are exploring alternatives with regard to this credit facility, which could potentially include an amendment to the current agreement. We expect that any amendment would result in a substantial reduction in the size of the facility and substantial increases in both the interest rate we must pay for borrowings and the rate at which fees associated with the facility are charged. With the anticipated reduction in size and lack of expected borrowings, we would not expect to incur significant additional financing costs, in the aggregate, as compared to the most recent quarter.

Securities and Exchange Commission
March 3, 2009

Furthermore, in response to the Staff’s comment, in our Form 10-Q for the quarter ended December 31, 2008, we expanded our discussion regarding the renewal or replacement of the mortgage repurchase facility and the future expected borrowing costs. The following discussion was included within the final paragraph of the “Financial Services Capital Resources” section of the MD&A (page 49):
     We are currently exploring alternatives, including ongoing discussions with our current lenders, with regard to the mortgage repurchase facility. In light of our reduced mortgage origination volume from the prior year, the size of the renewed or replacement facility will likely be smaller. Additionally, the recent volatility in the credit markets will make renewing this facility or arranging a replacement credit source from third party lenders challenging and more expensive. If we are successful, it is expected that the rates charged to calculate future borrowing costs and facility fees will be higher. However, with the likely reduction in the facility size, we do not expect a significant increase in financing costs of the facility in the aggregate from the most recent quarter.
Financial Services Capital Resources, page 53
8.	In a similar manner to the disclosures of your revolving credit facility, please disclose the specific terms of material debt covenants associated with your mortgage repurchase facility and any other debt agreements. For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response: In response to the Staff’s comment, we expanded the disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to further discuss the debt covenants set forth in the mortgage repurchase agreement and disclosed the actual and required level of our material covenant associated with the mortgage repurchase facility. The mortgage repurchase agreement, which has been filed with the SEC as a material agreement, contains descriptions of the covenants associated with the facility. We considered the minimum required net income covenant to be the only material covenant since the margin by which we have complied with this covenant has declined and may decline below the required level before the expiration of the facility. The margins by which we have complied with the other covenants under this agreement (minimum required tangible net worth, maximum allowable ratio of debt to tangible net worth and minimum required liquidity), have been substantial and we expect to maintain compliance with these covenants through the maturity of the facility on March 26, 2009. The discussion of these covenants and the importance of our mortgage company’s continued compliance with them was placed in the “Mortgage Repurchase Facility” discussion in the “Financial Services Capital Resources” section of the MD&A (page 49), as shown below.

Securities and Exchange Commission
March 3, 2009

     The mortgage repurchase facility is not guaranteed by either D.R. Horton, Inc. or any of the subsidiaries that guarantee our homebuilding debt. The facility contains financial covenants as to the mortgage subsidiary’s minimum required tangible net worth, its maximum allowable ratio of debt to tangible net worth, its minimum required net income and its minimum required liquidity. These covenants are measured and reported monthly. At December 31, 2008, our mortgage subsidiary was in compliance with all of the conditions and covenants of the mortgage repurchase facility. With the exception of the minimum required net income calculation, the margins by which we have complied with these financial covenants have been substantial, and we expect to maintain compliance through the maturity of the mortgage repurchase facility. The margin by which we have complied with the minimum required net income covenant of this facility has declined, and if operating results of DHI Mortgage continue at current levels, this calculation may decline below the required level before the expiration date of the facility.
     Based on the terms of the repurchase agreement, in order to maintain compliance with the minimum net income covenant, DHI Mortgage’s net income for the six consecutive months then ended must be greater than $1.00. The following table presents the level achieved for the period ended December 31, 2008.

For the Six
Months Ended
December 31, 2008
(In millions)
Non-Guarantor Subsidiaries’ net income (loss)	$(3.1)
Less: Other Non-Guarantor Subsidiaries’ net income (loss)	(8.1)

DHI Mortgage net income (loss)	$5.0

Securities and Exchange Commission
March 3, 2009

Contractual Cash Obligations, Commercial Commitments and Off-Balance Sheet Arrangements, page 55
9.	Please revise your table to include a separate line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.
Response: In response to the Staff’s comment, we have considered the presentation of principal and interest on our debt even though their disaggregation is not required. We intend to revise our contractual cash obligations table in future filings to present separately the estimated interest payments on our debt. For the year ended September 30, 2008, the disaggregation would look as follows:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 – 3 Years	3 – 5 Years	5 Years
	(In millions)
Homebuilding:
Notes Payable — Principal (1)	$3,554.0	$577.4	$812.1	$614.5	$1,550.0
Notes Payable — Interest (1)	906.3	197.4	322.5	226.4	160.0
Operating Leases	61.5	21.1	27.6	8.5	4.3
Purchase Obligations	48.0	32.0	16.0	—	—

Totals	$4,569.8	$827.9	$1,178.2	$849.4	$1,714.3

Financial Services:
Notes Payable — Principal (2)	$203.5	$203.5	$—	$—	$—
Notes Payable — Interest (2)	10.0	10.0	—	—	—
Operating Leases	4.9	2.3	2.6	—	—

Totals	$218.4	$215.8	$2.6	$—	$—

(1)	Homebuilding notes payable represent principal and interest payments due on our senior and senior subordinated notes, our revolving credit facility and our secured notes. The principal amount of our revolving credit facility is assumed to be $0 through its maturity.

(2)	Financial services notes payable represent principal and interest payments due on our mortgage subsidiary’s repurchase facility. The interest obligation associated with this variable rate facility is based on its effective rate of 4.9% and principal balance outstanding at September 30, 2008.

Securities and Exchange Commission
March 3, 2009

Critical Accounting Policies
Revenue Recognition, page 59
10.	You state that mortgage loans held for sale are carried at cost adjusted for changes in fair value after the date of designation of an effective accounting hedge, based on either sale commitments or current market quotes. Some loans are sold with limited recourse provisions. You estimate a total loss reserve predominantly for mortgage loans held in portfolio and mortgage loans held for sale. Market is determined by either sales commitments or current market conditions. Please discuss the significant estimates and assumptions used to determine your total loss reserve related to mortgage loans, including any liability related to recourse provisions. Please also discuss the significant estimates and assumptions used to determine the fair value of mortgage loans. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.
Response: In response to the Staff’s comment regarding loss reserves, we expanded the disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to provide more information concerning their components. The following discussion is presented as the sixth paragraph of Note G (page 13).
     Based on historical performance and current housing and credit market conditions, the Company has estimated and recorded a total loss reserve of $29.8 million and $30.5 million at December 31, 2008 and September 30, 2008, respectively. These reserves are for estimated losses on other mortgage loans, real estate owned and loans to be repurchased in the future due to the limited recourse provisions. Other mortgage loans, subject to nonrecurring fair value measurement, totaled $54.5 million at December 31, 2008, and had corresponding loss reserves of $17.9 million. Remaining loss reserves at December 31, 2008 included $4.0 million for real estate owned and a $7.9 million liability for loans anticipated to be repurchased in the future due to the limited recourse provisions. It is possible that future losses may exceed the amount of reserves and, if so, additional charges will be required.
In response to the Staff’s comment regarding the fair value of mortgage loans and in conjunction with our adoption of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115,” we expanded the disclosures included in our Form 10-Q for the quarter ended December 31, 2008 to further describe the fair value measurement of our mortgage loans held for sale. The following discussion is presented as the second paragraph of Note G (page 12) and the third and fourth paragraphs of Note H (page 14).

Securities and Exchange Commission
March 3, 2009

     Mortgage loans held for sale consist primarily of single-family residential loans collateralized by the underlying property. Newly originated loans that have been closed but not committed to third-party investors are hedged to mitigate the risk of changes in their fair value. Hedged loans are committed to third-party investors typically within three days after origination. Effective October 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115,” for all loans originated on or after October 1, 2008. These mortgage loans held for sale are initially recorded at fair value based on either sale commitments or current market quotes and are adjusted for subsequent changes in fair value until the loan is sold. Mortgage loans held for sale originated prior to October 1, 2008 are carried at lower of cost or market. While the Company’s risk management policies with respect to interest rate risk and fair value changes in mortgage loans held for sale have not changed, the effect of this standard alleviated the complex documentation requirements to account for these instruments as designated fair value accounting hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Additionally, the recognition of net origination costs and fees associated with mortgage loans originated on or after October 1, 2008 are no longer deferred until the time of sale. There were no required cumulative adjustments to retained earnings because the Company chose to continue to account for mortgage loans held for sale originated prior to October 1, 2008 at the lower of cost or market. The implementation of this standard did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
• • •
     When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and nonperformance risk associated with the Company’s counterparties when determining the fair value measurements. Fair value measurements under SFAS No. 157 are used for IRLCs, mortgage loans held for sale, other mortgage loans and hedging instruments.
     The value of mortgage loans held for sale includes changes in estimated fair value from the date the loan is closed until the date the loan is sold. The fair value of mortgage loans held for sale is generally calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics; therefore, they have been classified as a Level 2 valuation. After consideration of nonperformance risk, no additional adjustments have been made by the Company to the fair value measurement of mortgage loans held for sale. Closed mortgage loans are typically sold within 30 days of origination limiting any nonperformance exposure period. In addition, the Company actively monitors the financial strength of its counterparties and has limited the number of counterparties utilized in loan sale transactions due to the current market volatility in the mortgage and bank environment.

Securities and Exchange Commission
March 3, 2009

Financial Statements
Notes to the Financial Statements
Note A – Summary of Significant Accounting Policies, page 73
Cash and Cash Equivalents, page 73
11.	You report amounts in transit from title companies for home closings in cash and cash equivalents. Please disclose the amount included in cash and cash equivalents related to the amounts in transit. Please also tell us supplementally how you determined this classification was appropriate. Refer to paragraphs 7 through 10 of SFAS 95.
Response: We record the revenue related to home sales when the sales transaction closes, at which time title to and possession of the home are transferred to the homebuyer. At the time of the home closing, the closing agent holds the cash proceeds in a segregated account for our benefit. The funds are transferred by the closing agent to our operating bank accounts generally within one to three days after the closing. At the end of a reporting period, such cash proceeds held in such accounts are considered to be “in transit” and are classified as cash and cash equivalents on our consolidated balance sheet. We consider this classification to be appropriate under the guidance of SFAS No. 95, and believe the following facts support our accounting treatment of these in-transit amounts:
•	we have legal title to the cash proceeds at the time the home is closed, and the funds are being held solely for our benefit;

•	the closing agents, principally title companies, do not include these amounts as cash on their financial statements because they have no claim to the funds in these accounts, and these accounts are maintained separately from the title company operating accounts for the benefit of others; and

•	these proceeds are very similar to deposits in transit, whereby the receipt of a customer’s check would result in the recording of a cash receipt and the corresponding reduction of the receivable.
For the reasons discussed above, we do not believe separate reporting of these cash balances is required. We are therefore supplementally providing the Staff with the following information regarding the cash proceeds held by the closing agents that were included in our homebuilding cash and cash equivalents at September 30, 2008 and December 31, 2008:

	Total
	Homebuilding	Cash Proceeds
	Cash and Cash	Held by
	Equivalents	Closing Agents
	(In millions)
Balance Sheet Date:
September 30, 2008	$1,355.6	$148.4
December 31, 2008	$1,882.8	$28.9

Securities and Exchange Commission
March 3, 2009

Insurance Claim Costs, page 77
12.	Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.
Response: In response to the Staff’s comment, we will expand our accounting policy disclosures in future filings, as appropriate, to discuss the areas we are self-insured and when our insurance coverage begins. The revised disclosure for the year ended September 30, 2008 in the “Insurance Claim Costs” section of Note A (page 77) would be as follows:
     Insurance Claim Costs and Self-Insurance — The Company has, and requires the majority of its subcontractors to have, general liability insurance which includes construction defect coverage. The Company’s general liability insurance policies protect it against a portion of its risk of loss from construction defect and other claims and lawsuits, subject to certain self-insured retentions and other coverage limits. For policy years 2004 through 2009, the Company is self-insured for up to $22.5 million of the aggregate claims incurred, depending on the policy year. Once the Company has satisfied the annual aggregate limits, it is self-insured for the first $10,000 to $1.5 million for each claim occurrence, depending on the policy year.
     In some states where the Company believes it is too difficult or expensive for its subcontractors to obtain general liability insurance, the Company has waived its traditional subcontractor general liability insurance requirements to obtain lower costs from subcontractors. In these states, the Company purchases insurance policies from either third-party carriers or its wholly-owned captive insurance subsidiary that provide coverage to the Company, and names certain subcontractors as additional insureds. The policies issued to the Company’s homebuilding entities by its captive insurance subsidiary provide up to $25.0 million in aggregate general liability coverage per policy year. The policies issued by the Company’s captive insurance subsidiary represent self insurance of these risks by the Company; however, for policy years after April 2007, the captive insurance subsidiary has reinsured the annual loss exposure greater than $10.0 million with a third-party insurer.
     Also, the Company is self-insured for losses related to workers’ compensation claims. The Company is self-insured for all claims up to attachment points defined in its workers’ compensation insurance policies. The attachment points vary by policy year, but in no years exceed $0.5 million per occurrence.
     The Company records expenses and liabilities related to the costs to cover its self-insured amounts under its insurance policies for exposures related to workers’ compensation, construction defects and claims and lawsuits incurred in the ordinary course of business, including but not limited to employment matters, personal injury claims, land development issues and contract disputes. Also, the Company records

Securities and Exchange Commission
March 3, 2009

expenses and liabilities for any estimated costs of potential claims and lawsuits (including expected legal costs) in excess of its coverage limits or not covered by its policies, based on an analysis of its historical claims, which includes an estimate of construction defect claims incurred but not yet reported. The expenses and liabilities are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to the Company’s markets and the types of products it builds, claim settlement patterns, insurance industry practices and legal interpretations, among others. Expenses related to such claims were approximately $53.8 million, $95.0 million and $41.7 million in fiscal 2008, 2007 and 2006, respectively.
Note G – Income Taxes, page 90
13.	You have recorded deferred tax assets of $213.5 million for which there are no valuation allowances. These amounts are expected to be primarily realized through net operating loss carrybacks to tax year ended September 30, 2007. In addition you recorded a federal income tax receivable of $676.2 million related to net operating loss carrybacks to tax year ended September 30, 2006. Please discuss any significant estimates and assumptions used in determining it was appropriate to record the deferred tax asset of $213.5 million and the federal income tax receivable of $676.2 million. Given the net loss recorded for the year ended September 30, 2007, please also specifically disclose how you determined that you would be able to carryback net operating losses to the tax year ended September 30, 2007.
Response: In our Form 10-Q for the quarter ended December 31, 2008, we disclosed our receipt of a federal income tax refund, representing a substantial portion of the $676.2 million federal income tax receivable, and our expectation and basis for receipt of the remaining amount of the receivable during fiscal 2009. We also disclosed our basis and assumptions which support our expectation of the recovery of the $213.5 million net deferred tax asset. The following discussion was presented in Note I (pages 15-16) and in our “Income Taxes” discussion in the MD&A (page 44):
     At December 31, 2008, the Company had a federal income tax receivable of $54.5 million, relating to a net operating loss carryback from its 2008 year. During the three months ended December 31, 2008, the Company received a federal income tax refund of $621.7 million with respect to its 2008 year. The Company expects to receive the $54.5 million receivable in the form of a refund after it files its final tax return for fiscal 2008 in June, 2009. The refund will be created from the carryback of a tax loss generated in fiscal 2008 against taxable income in fiscal 2006.
     At December 31, 2008 and September 30, 2008, the Company had deferred tax assets of $1.2 billion, offset by valuation allowances of $984.4 million and $961.3 million, respectively. A substantial portion of the net deferred tax asset of $213.5 million at December 31, 2008 is expected to be recovered through the carryback of federal tax

Securities and Exchange Commission
March 3, 2009

losses to be generated in fiscal 2009, primarily through the sale of homes which had been impaired in fiscal 2008 and before. Federal tax losses realized in fiscal 2009 can be carried back to fiscal 2007 when the Company had taxable income of $616.0 million. The remainder of the net deferred tax asset is expected to be recovered through state income tax loss carrybacks. The accounting for deferred taxes is based upon an estimate of future results. Differences between the anticipated and actual outcome of these future tax consequences could have a material impact on the Company’s consolidated results of operations or financial position. The Company’s ability to sell and close an adequate amount of previously impaired homes in fiscal 2009 is a significant assumption required for full recovery of the net deferred tax asset. Changes in existing tax laws could also affect actual tax results and the valuation of deferred tax assets over time.
As requested by the Staff, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.
Thank you for your attention.

Very truly yours,
/s/ Bill W. Wheat
Bill W. Wheat

cc:	Nudrat Salik, Staff Accountant Thomas B. Montano, Esq., D.R. Horton, Inc. Irwin F. Sentilles, III, Esq., Gibson, Dunn & Crutcher LLP